Exhibit 3.46
EXHIBIT B
BY-LAWS
OF
BRIM HOSPITALS, INC.
ARTICLE I
CORPORATE PURPOSE
     Section 1. Primary Purpose. The primary purpose and business of this corporation is to own and operate one or more general hospitals, psychiatric hospitals, extended care facilities and other health care facilities (herein sometimes called “facilities”), including all related departments and activities associated therewith. Each of the facilities shall provide as broad a spectrum of services as reasonably possible, commensurate with the health needs of the local community.
     Section 2. General Purpose. The primary purpose and business of this corporation, however, shall not limit any purposes or powers which this corporation may have under the laws of the State of Oregon.
ARTICLE II
OFFICES
     Section 1. Principal Office. The principal executive office of this corporation is hereby fixed and located at: 305 NE 102nd Ave., Portland, OR 97220. The Board of Directors (hereinafter sometimes called the “Board”) is hereby granted full power and authority to change said principal executive office from one location to another.
     Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board at any other place or places.
ARTICLE III
SOLE SHAREHOLDER
     Section 1. Place of Meetings. Meetings of the Sole Shareholder of this corporation shall be held either at the principal executive office of the corporation or at any other place as may be designated either by the Board or by the Sole Shareholder.
     Section 2. Annual Meeting. The annual meeting of the Sole Shareholder shall be held on such date and at such time as may be fixed by the Board or the Sole Shareholder.
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     Section 3. Special Meetings. Special meetings of the Sole Shareholder, for any purpose whatsoever, may be called at any time by the Board, the President, or the Sole Shareholder.
     Section 4. Action Without a Meeting. Any action by the Sole Shareholder may be taken without a meeting by a written consent to such action signed by the Sole Shareholder.
ARTICLE IV
DIRECTORS
     Section 1. Powers. Subject to limitations of the Articles of Incorporation, these By-Laws and the laws of the State of Oregon, the business and affairs of this corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.
     Section 2. Number and Qualification. The authorized number of Directors shall not be less than one (1) nor more than seven (7). The exact number of Directors may be fixed, from time to time, by the Board or the Sole Shareholder.
     Section 3. Vacancies. Vacancies in the Board may be filled by a majority of the remaining Directors, though less than a quorum, or by the Sole Shareholder. Each Director so elected shall hold office until his successor is elected at an annual or special meeting or by the written consent of the Sole Shareholder.
     Section 4. Action by Directors Without Meeting. Any action by the Board may be taken without a meeting if authorized by a writing signed by all of the Directors.
ARTICLE V
OFFICERS
     Section 1. Officers. The officers of this corporation shall be selected and removed by the Board in its discretions and shall consist of a President, any number of Vice Presidents, a Secretary, and a Treasurer. This corporation may also have, at its discretion of the Board, such other officers as this corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as the Board may from time to time determine.
     Section 2. Authority of Certain Officers. Anything herein to the contrary notwithstanding, the following described officers shall have the authority set forth after their respective designations:
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     a. President. The President shall preside at all meetings of the Sole Shareholder and the Board. The President shall also be the General Manager and Chief Executive Officer of the corporation and shall have the responsibility for, subject to the control of the Board, general supervision, direction and control of the business and affairs of the corporation. The President shall have the general powers and duties of management usually vested in the office of President and General Manager of a corporation and such other powers and duties as may be prescribed by the Board.
     b. Vice President. Each Vice President shall have such powers and perform such duties as from time to time may be prescribed by the Board.
     c. Secretary. The Secretary shall keep or cause to be kept at the principal executive office or such other place as the Board may designate, a book containing minutes of all meetings and written consents to actions of the Sole Shareholder and the Board and a share register. The Secretary shall give, or cause to be given, notice of all the meetings of the Sole Shareholder and of the Board required by these By-Laws, or by law to be given, shall keep the seal of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.
     d. Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation. Such officer shall deliver, or cause to be delivered to the Sole Shareholder, such financial statements and reports as are by law, or these By-Laws required to be delivered to said Shareholder. Such officer shall cause al monies to be deposited in the name and to the credit of the corporation. Such officer shall: (i) disburse or cause to be disbursed, the funds of the corporation as may be ordered by the Board, (ii) render to the President and the Directors, whenever they request it, an account of all transactions and of the financial condition of the corporation, and (iii) have such other powers and perform such other duties as may be prescribed by the Board.
ARTICLE VI
ADMINISTRATOR
     Section 1. Appointment. The Board or its designee shall, for each facility deemed appropriate by the Board, appoint an Administrator (hereinafter “Administrator”). In making such appointment, the Board shall consult with the Governing Board, if any, of the facility. The Administrator shall not be an officer of the corporation but shall be responsible for the management of the respective facility, subject to the policies of the Board and of any applicable Governing Board as approved by the Board.
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     Section 2. Responsibilities. The Administrator shall represent the facility in all aspects of its operations. He shall make periodic reports to the Governing Board, if any, but his line of authority shall derive from the Board. The duties of the Administrator shall include, but not be limited to, the following:
a.	Implementation of policies of the Board and the Governing Board as approved by the Board or its designee, especially those relating to the physical and financial resources of the facility.

b.	Liaison among the Board, Governing Board, administrative staff, the medical staff (if any), and between the facility and the local community.

c.	Organization and management of the facility and its services, departments and subdivisions, delegation of duties, and establishment of formal means of accountability or subordinates.

d.	Taking reasonable steps to the end that the facility complies with applicable laws, rules, and regulations.

e.	Reporting to the Governing Board, if any, on the overall activities of, and developments and inspections affecting the facility.

f.	Develop and maintain a quality improvement plan which has the support and approval of the Board and medical staff.
ARTICLE VII
GOVERNING BOARD
     Section 1. Appointment. For each facility deemed appropriate by the Board of Directors, the Board of Directors shall, through its designee, appoint a local governing body to be known as the Governing Board. Notwithstanding any other provision of these By—Laws, each reference in these By—Laws to “the Governing Board” shall refer to each respective Governing Board so appointed by the Board of Directors, and each reference to “the medical staff” shall refer to each respective medical staff organized pursuant to Section 1 of Article VIII of these By—Laws.
     Section 2. Functions and Duties of Governing Board. The functions, authority and duties of the Governing Board shall be as directed from time to time by the Board of Directors, consistent
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with the Certificate of Incorporation, these By—Laws, applicable laws and regulations, and shall include but not be limited to the following;
a.	Appointments to medical staff:

The Governing Board of each facility with a medical staff organized pursuant to Article VIII, Section 1, shall appoint and reappoint all members to the medical staff, after considering the recommendations of the medical staff Executive Committee, if any. Reappointments shall be made in accordance with the Medical Staff By—Laws and shall be effective as of the first day of the medical staff year as defined in said By—Laws.
(1)	Appointment to the medical staff shall confer on the appointee only such privileges as may be specifically delineated by the Governing Board.

(2)	Each applicant for staff membership and/or clinical privileges shall agree to abide by the Medical Staff By-Laws, Rules, and Regulations, the ethical principles of his profession and facility policies which apply to his activities as a staff member.
b.	Clinical Privileges:

The Governing Board shall delineate and grant all clinical privileges to members of the medical staff of the facility and to other health professionals who are permitted to practice therein, after considering the recommendations of the medical staff Executive Committee. The scope of clinical privileges so delineated shall be commensurate with the qualifications, experience, and current capabilities of the practitioner.

c.	Reappointment:

The Governing Board shall meet at least fifteen (15) days prior to the termination of the medical staff year, as defined in the Medical Staff By-Laws, to consider the report of the medical staff Executive Committee on reappointments to the medical staff.

d.	Hearing Procedures; Health Practice Matters; Final Decision:

The Board of Directors shall be the official body to render final decisions in medical staff hearing and appeal procedures at the facility. The Governing Board shall be the body to make all other decisions affecting staff membership, privileges, categories of other health
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professionals allowed to practice in the facility, enforcement of these By—Laws, the Medical Staff By—Laws, Rules and Regulations, the policies of the Governing Board, and establishment of overall policies in operating the facility.
e.	Joint Committee of Governing Board and Staff:

If a Governing Board decision is contrary to the recommendation or action of the medical staff Executive Committee or the Governing Board deems that further consideration is necessary with respect to a practitioner’s medical staff membership or privileges, the Governing Board shall submit the matter to a joint committee of Governing Board and medical staff members, or in the discretion of the Governing Board, to the Governing Board Planning Committee as constituted under Section 17 of this Article VII. Said joint committee shall make a report to the medical staff Executive Committee, which shall make a report to the Governing Board for its decision, which shall be final. The Governing Board shall, within a reasonable time, communicate to the appropriate medical staff member or applicant its decision with respect to the appointment, reappointment, and extent of privileges of such member applicant.

f.	Medical Care Evaluation Reports:

The Governing Board shall require, consider and act upon medical staff reports of medical care evaluation, utilization review and other matters relating to the quality of care rendered in the facility. The Executive Committee of the medical staff shall cause the preparation of such required reports, and the chief of Staff shall present same to the Governing Board on a monthly basis. The Administrator shall provide the medical staff with the necessary administrative assistance to facilitate such reporting, regular analysis of the clinical practice, and utilization review activities within the facility.

g.	Legal Requirements:

The Governing Board shall direct that all reasonable and necessary steps be taken by the medical staff and administration for meeting and complying with applicable laws and regulations. The Governing Board shall take all reasonable steps to comply with all applicable federal, state, and local laws and regulations.

h.	Facility Plans and Budgets:

The Governing Board, together with the Administrator, shall develop short-term and long-term plans including
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annual capital and operating budgets, and a long— range master plan to the end that the facility may effectively serve its community. Such plans shall be submitted to the Board of Directors or its designee for its review and approval.
i.	Personnel Policies:

The Personnel Policies of the facility shall be reviewed periodically by the Administrator and Governing Board, but no less often than once a year and the date of the most recent review shall be indicated on the written policies. A procedure shall be established for notifying employees of personnel policies and changes thereto.

j.	Professional Service Contracts:

The Governing Board shall periodically review the quality of service rendered by hospital-based physicians and other professional service contractors rendering services or proposed to render services at the facility. The Governing Board shall review and make recommendations on any contractual matter referred to it by the Board of Directors regarding the facility.

k.	Expenses:

The Governing Board shall have the authority to incur expenses on individual items which do not exceed limits set by the Board of Directors, from time to time.
     Section 3. Composition. The Governing Board of each appropriate facility shall consist of not more than twelve (12) members, including the Chief Executive Officer of the medical staff, if any. The actual number of members shall be determined from time to time by the Board of Directors in its sole discretion. In addition, each facility’s Administrator shall be an ex-officio member without vote. The Governing Board shall be composed of physicians from the active staff and lay persons.
     Section 4. Terms of Service. Commencing with the first annual meeting of the Governing Board, members shall serve initial terms staggered in the following manner: lots shall be drawn in the following proportions: one-third for a one year term, one— third for a two year term, and one-third for a three year term in order that not more than four or fewer than one member shall complete their terms in any given year; the Governing Board year shall be on a calendar year basis, except that each Governing Board may establish a different Governing Board year basis which coincides with the medical staff year applicable to their facility. For purposes of this Section 4, service during any part of a Governing Board year shall be deemed service of a full Governing Board years, regardless whether such partial service results from being appointed to fill out an unexpired term, from the member’s
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resignation or removal, or from any other cause provided that neither service prior to the first annual meeting of the Governing Board, nor service by virtue of being Chief Executive Officer of the medical staff shall be deemed service of or during a Governing Board term. At the expiration of the initial staggered terms, newly appointed or reappointed members shall serve three year terms except where the appointment fills a vacancy as to which less than three years remain; the term of service of such newly appointed members shall be subject to earlier resignation or removal and further subject to the condition that any such newly appointed member shall be provisional for his first Governing Board year, at the end of which the Nominating Committee and the Governing Board may recommend whether such member should service the remaining years, if any, of such first term. Prior to the first day of the last month of the Governing Board year, the Governing Board Nominating Committee shall submit to the Governing Board nominees for appointment, satisfaction of provisional status and reappointment. Prior to the first day of the new Governing Board year, the Governing Board shall submit to the Board of Directors, or its designee, the Governing Board’s recommendations regarding appointment, reappointment, and satisfaction of provisional status. The Board of Directors shall consider said recommendations and make appointments and reappointments prior to or as of the end of the term of the incumbents whose terms are then expiring. A Governing Board member shall serve no more than two (2) consecutive terms, which terms shall not exceed six (6) years in the aggregate, unless the Governing Board requests and the Board of Directors appoints a member to serve an additional term. If a member has served two (2) consecutive terms and has not been requested to serve an additional term, said member shall be ineligible to serve again until at least one (1) full year of non—membership has elapsed.
     Section 5. Qualifications. Members of the Governing Board shall reside in, or have an interest in or association with, the community served by the facility and shall demonstrate familiarity and/or experience with local health issues and needs from the standpoint of a consumer, provider, intermediary, or other professional. Such members shall also demonstrate an active, supportive interest in the facility and a willingness to devote such time and energy as may be necessary in its best interests.
     Section 6. Compensation. Each member of the Governing Board may receive a monthly stipend as fixed, from time to time, by the Board of Directors in its sole discretion.
     Section 7. Insurance. The corporation shall cause all members of the Governing Board to be included as insured persons under the appropriate general and professional liability insurance coverages normally held or provided by this corporation.
     Section 8. Attendance at Meetings. Each member of the Governing Board shall attend at least 75% of the regular Governing Board meetings in each Governing Board year, unless excused by the chairman for good cause. Except in emergencies, a Governing Board
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member shall notify the Chairman or his designee, in advance of any meeting from which said member will be absent, to obtain an excused absence. Failure to meet the foregoing attendance requirement may result in the removal of the member from the Governing Board by the Board of Directors.
     Section 9. Removal. Notwithstanding anything in these By—Laws to the contrary, the Board of Directors nay remove any member of the Governing Board at any time with or without cause.
     Section 10. Vacancies. Vacancies on the Governing Board caused by resignation, death, or removal of a member shall be filled by the Board of Directors after considering the recommendation, if any, of the Governing Board.
     Section 11. Officers. The officers of the Governing Board shall be nominated by the Nominating Committee at the last meeting of each Governing Board year and shall include a Chairman, a Vice-Chairman, and a Secretary, each of whom shall be a member of the Governing Board. These officers shall be elected at the first meeting of the Governing Board year. The tern of elected officers shall be for one (1) year, or until a successor is elected by the Governing Board. No more than three (3) consecutive terms in the same office may be served by the same member. The officers shall perform the duties customarily associated with their offices or as specifically assigned by the Governing Board.
     Section 12. Regular Meetings. Regular meetings of the Governing Board shall be held at least quarterly-annually at the facility or at such other place as may be designated by the Board of Directors or the Governing Board.
     Section 13. Special Meetings. Special meetings may be called by the Chairman at his discretion, or if requested for good cause by two other Governing Board members. Members shall be given written or oral notice of such special meetings, as time permits.
     Section 14. Quorum. A majority of the members of the Governing Board shall constitute a quorum for the transaction of business, and the action of a majority of the Governing Board members present at any meeting at which there is a quorum, when duly assembled, is valid.
     Section 15. Board of Directors Representation. One or more representatives designated by the Board of Directors or the President shall be entitled to attend each regular and special meeting of the Governing Board.
     Section 16. Minutes of Meetings. Minutes shall be taken at each regular and special meeting and shall, within ten (10) days after such meeting, be transmitted to the Board of Directors or its designee by either the Secretary of the Governing Board or the Administrator.
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     Section 17. Committees. The Governing Board shall establish such committees as the Governing Board deems necessary to carry out its duties and functions, and consistent with applicable JCAH standards for committee structure. All committee members and chairmen shall be appointed by the Chairman of the Governing Board and shall serve during the Governing Board year in which they are appointed, unless they resign or are removed by vote of a majority of the Governing Board. Such committees shall include, but not be limited to, the following:
a.	The Nominating Committee. The Nominating Committee shall consist of three (3) members of the Governing Board. The Nominating Committee shall prepare a slate of officers prior to each annual meeting, make recommendations on provisional status of members serving their first Governing Board year, and propose nominees for appointment, reappointment, and to fill vacancies.

b.	The Planning Committee. The Planning Committee shall consist of three (3) or more members, including the Chief of Staff and the Administrator. Its duties shall consist of recommending to the Governing Board the use and development of the physical plant, equipment and services; recommending of overall facility goals as it relates to local community health needs; and reviewing and making recommendations on the facility master plan. This committee shall also, when directed by the Governing Board or the Board of Directors, act as a liaison between and among the medical staff, the Governing Board, and the Administration of the facility. This committee shall meet at least quarterly and at the request of the Committee Chairman, the Chief of Staff, the Governing Board, or the Administrator.

c.	Executive Committee. Executive Committee consisting of two (2) or more Directors which, to the extent determined by unanimous affirmative action of the entire Governing Board, shall have and exercise the authority of the Board in the performance of its functions. The Executive Committee shall act only in the interval between meetings of the Governing Board and shall at all times be subject to the control and direction of that Board. Vacancies in the membership of the Committee shall be filled by the Governing Board.
     Section 18. Honorary Members of Governing Board. The Board of Directors, through its designee, may in its sole discretion, appoint one or more persons who have demonstrated outstanding service and support to the facility, or who would bring desirable experience or knowledge to the Governing Board, as Honorary Members of the Governing Board. Each Honorary Member may attend and participate in Governing Board meetings, shall be ineligible to vote and hold Governing Board office, and shall serve such term and receive such stipend as determined from time to time by the Board
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of Directors. Service as Honorary Member for one (1) Governing Board year may, in the sole discretion of the Board of Directors, satisfy non-membership on the Governing Board within the meaning of Section 4 of this Article VII.
     Section 19. Auxiliary Organizations and Foundations. The Governing Board, subject to the approval of the Board of Directors, may permit such non-profit, tax exempt auxiliary organizations and foundations as may be desired to conduct activities on the premises of the facility. The Governing Board shall review and report to the Board of Directors regarding all by-laws and amendments thereto which govern any such organizations. Such organizations shall include a staff of volunteers and shall provide services such as the following: incidental patient and family care, guides, readers, and receptionists.
ARTICLE VIII
MEDICAL STAFF
     Section 1. Organization. The Governing Board shall organize and grant privileges in the hospital to a medical staff under Medical Staff By-Laws approved by the Governing Board. The Governing Board shall consider recommendations of the medical staff and appoint to the medical staff, in numbers not exceeding the hospital’s needs, physicians who meet the qualifications for membership as set forth in the By-Laws of the medical staff. Each member of the medical staff shall have appropriate authority and responsibility for the care of his patients, subject to such limitations as are contained in these By-Laws and in the By-Laws, Rules and Regulations for the medical staff and subject, further, to any limitations attached to his appointment. Each medical staff member shall observe all ethical principles of his profession.
     Section 2. Appointments. All applications for appointment to the medical staff shall be in writing and addressed to the Administrator of the hospital. They shall contain full information concerning the applicant’s education, licensure, practice, previous hospital experience, and any unfavorable history with regard to licensure and hospital privileges. No applicant shall be denied medical staff membership and/or clinical privileges on the basis of sex, race, creed, color, national origin, having a D.O. degree as opposed to an M.D. degree, or on the basis of any other criterion lacking professional justification.
     Section 3. Hearings. All appointments to the medical staff shall be for two years only, renewable by the Governing Board within a reasonable time period without formal reapplication on the anniversary date of the staff member. When an appointment is not made, renewed, or when privileges have been (or are proposed to be) reduced, suspended, or terminated, the staff member shall be afforded the opportunity of hearing at each step of the process, when requested by the practitioner before the appropriate committee of the medical staff, whose recommendations shall be considered by
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the Governing Board prior to taking final action on the matter within 60 days. Such hearing shall be conducted informally under procedures adopted by the Governing Board so as to assure due process and afford full opportunity for the presentation of all pertinent information. Whenever the Governing Board does not concur with the recommendations of the medical staff relative to clinical privileges, the Joint Conference Committee will meet and review the recommendations prior to a final decision by the Governing Board.
     Section 4. Medical Care — Its Evaluations. The Governing Board shall, in the exercise of its discretion, delegate to the medical staff the responsibility for providing appropriate professional care to the hospital’s patients. Only licensed practitioners with clinical privileges in the hospital shall be given responsibility for the diagnosis and treatment of patients. The medical staff shall conduct a continuing review and appraisal of the quality of professional care rendered in the hospital, and shall report such activities and their results to the Governing Board. The medical staff shall make recommendations to the Governing Board concerning (a) appointments, reappointments, and alterations of staff status, (b) granting of clinical privileges, (c) disciplinary actions, (d) all matters relating to professional competency, (e) patient care evaluation activities and audits, and (f) such specific matters as may be referred to it by the Governing Board.
     Section 5. Medical Staff By-Laws. There shall be By-Laws, Rules and Regulations for the medical staff, setting forth its organization and government. Proposed By-Laws, Rules and Regulations for the medical staff may be recommended by the medical staff, but only those adopted by the Governing Board shall become effective. The Medical Staff By-Laws must include a mechanism for review of decisions, including the right to a hearing at each step of the process when requested by the practitioner.
     Section 6. Miscellaneous. The Chief Administrative Officer shall be empowered to retain or terminate the services of a physician or dentist in a medical-administrative position. This action is subject to review and hearing, if requested, by the Joint Conference Committee/Planning Committee to determine the nature of the reason for the action, and whether both his administrative position and medical staff membership and privileges, or either, shall be affected. The Governing Board may establish, from time to time, auxiliary organizations and will also approve their By-Laws.
ARTICLE IX
OTHER PROVISIONS
     Section 1. Checks and Drafts. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name or payable to this corporation, shall be signed or endorsed by such person or persons and in such
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a manner as shall be determined from time to time by the Board of Directors.
     Section 2. Execution of Contracts. The Board of Directors may authorize one or more officers or agents to enter into any contract or execute any instrument in the name of and on behalf of this corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent, employee or other person shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit, or to render it liable for any purpose of any amount.
     Section 3. Annual Report to Sole Shareholder. Annual and other reports to the Sole Shareholder are hereby expressly waived but not prohibited.
ARTICLE X
AMENDMENTS
     These By-Laws may be amended or repealed by the Board of Directors at any time. Notice of any such amendment or repeal shall be forthwith given to the Sole Shareholder.
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6/26/91